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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                           UGLY DUCKLING CORPORATION
                                (NAME OF ISSUER)

                           UGLY DUCKLING CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          12% SUBORDINATED DEBENTURES
                                    DUE 2003
                         (TITLE OF CLASS OF SECURITIES)

                                     903512
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              ERNEST C. GARCIA, II
                             CHAIRMAN OF THE BOARD
                           UGLY DUCKLING CORPORATION
                      2525 EAST CAMELBACK ROAD, SUITE 500
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                               STEVEN D. PIDGEON
                             SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                          PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6252

                               NOVEMBER 24, 1998
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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                                                                  AMOUNT OF
            TRANSACTION VALUATION*                               FILING FEE**
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                $12,377,617.00                                    $2,476.00
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

*  Assumes purchase of 2,536,397 Shares of Common Stock at $4.88 per share.
                                                           -----
** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A           Filing Party: N/A
Form or Registration No.: N/A          Date Filed: N/A
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     This Schedule 13E-4 relates to an offer by Ugly Duckling Corporation to exchange (the "Exchange Offer") up to $16,486,582 principal amount of its 12% Subordinated Debentures due 2003 (the "Debentures") for up to 2,536,397 Shares of its Common Stock, par value $.001 per Share ("Common Stock"). A copy of Ugly Duckling Corporation's Offering Circular dated November 20, 1998 relating to the Exchange Offer (the "Offering Circular") is attached hereto as Exhibit (1) and is incorporated herein by this reference and each reference below. On October 23, 1998, the Company issued $16,013,418 principal amount of the Debentures in exchange for 2,463,603 shares of its Common Stock, which were tendered in an exchange offer that expired on October 19, 1998 (the "Original Exchange Offer"). The terms of the Debentures being offered pursuant to this Exchange Offer are identical to the Debentures issued in connection with the Original Exchange Offer and will be issued pursuant to the terms of the Indenture Supplement dated October 15, 1998, under which $16,013,418 principal amount of Debentures were originally issued in October 1998. Other than the dates of commencement and expiration, and the lack of a minimum offering condition, the terms of this Exchange Offer are substantially identical to the terms of the Original Exchange Offer.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Ugly Duckling Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 2525 East Camelback Road, Suite 500, Phoenix, Arizona 85016 (telephone number (602) 852-6600).

     (b) The exact title and amount of the class of securities being sought are up to 2,536,397 Shares of Ugly Duckling Corporation Common Stock, par value $.001 per Share. As of November 18, 1998, approximately 16,070,000 Shares of Common Stock were outstanding, of which 2,463,603 were acquired by the Company in the Original Exchange Offer and are currently held as treasury stock. Subject to the following conditions, the Company has the right to accept any number of Shares of Common Stock tendered. The Company will accept a maximum of 2,536,397 Shares of Common Stock (or up to a maximum of 5,000,000 Shares after giving effect to the tender of 2,463,603 Shares in the Original Exchange Offer). If more than 2,536,397 Shares of Common Stock are validly tendered pursuant to the Exchange Offer, the Company will accept no more than 2,536,397 of the tendered Shares, to be allocated among tendering stockholders on a pro rata basis as described in the Offering Circular. The Exchange Offer is subject to a number of additional conditions and may be amended or withdrawn in certain circumstances, as described in the Offering Circular under "The Exchange Offer -- Conditions to and Amendment of the Exchange Offer." The Exchange Offer, however, may not be amended or withdrawn unless the circumstances described in the Offering Circular occur prior to the Expiration Time (as defined therein).

     With respect to the consideration being offered for the Common Stock, the cover page of the Offering Circular and the sections of the Offering Circular entitled "The Exchange Offer" and "Description of the Debentures" are hereby incorporated herein by reference.

     Executive officers and directors of the Company have advised the Company that they do not intend to tender any Shares of Common Stock in the Exchange Offer.

     (c) The Common Stock is quoted on the Nasdaq National Market. Reference is made to the section of the Offering Circular entitled "Price Range of Common Stock" which is hereby incorporated herein by reference.

     (d) This statement is being filed by the issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The consideration offered by the Company in exchange for the Common Stock is the Company's 12% Subordinated Debentures. If all 2,536,397 Shares of Common Stock are tendered and accepted in exchange, a total of up to $16,486,582 aggregate principal amount of Debentures will be issued pursuant to the Exchange Offer, resulting in an aggregate total of up to $32,500,000 principal amount of Debentures after giving effect to the Debentures issued in the Original Exchange Offer.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) With respect to the primary purpose of the Exchange Offer, the section of the Offering Circular entitled "Background, Purpose and Effect of the Exchange Offer" is hereby incorporated herein by reference. With respect to changes in the capitalization of the Company, the section of the Offering Circular entitled "Capitalization" is hereby incorporated herein by reference. With respect to extraordinary corporate transactions, the section of the Offering Circular entitled "Business-Recent Developments", which discusses the separation of the Company's current dealership operations from the Cygnet Dealer Program (as defined therein) and the Company's bulk purchase and third-party loan servicing operations ("the Split-up"), a change in the method of structuring securitizations for accounting purposes, and the Original Exchange Offer pursuant to which the Company issued $16,013,418 aggregate principal amount of its Debentures in exchange for 2,463,603 shares of its Common Stock, is hereby incorporated herein by reference.

     Other than as described as above, the Company currently has no plans or proposals relating to or that would result in any of the actions enumerated in Items 3(c)-(j).

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

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers, or any of the executive officers or directors of any of its subsidiaries, or any associate or subsidiary of any such person (including any executive officer or director of any such subsidiary), has engaged in any transaction involving Shares of the Company's Common Stock during the period of 40 business days prior to the date hereof, except that the Company acquired 2,463,603 shares of its Common Stock in exchange for $16,013,418 principal amount of Debentures in connection with the Original Exchange Offer; and Ernest C. Garcia, II (through Verde Investments, Inc.), the Company's Chairman of the Board and Chief Executive Officer, purchased 25,000 shares of the Company's Common Stock, on the open market through a broker, at $5.63 per share, on or about November 4, 1998.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers, or any of the executive officers or directors of any of its subsidiaries, is party to any contract, arrangement or understanding nor is there any relationship relating to the Exchange Offer between any of such executive officers and directors and any other person with respect to any securities of the Company. The Company's executive officers and directors, however, have advised the Company that they do not intend to participate in the Exchange Offer.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     None.

ITEM 7.  FINANCIAL INFORMATION.

     (a) The Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended, and
Item 1 of the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1998, entitled "Financial Statements" are hereby incorporated herein by reference. With respect to the ratio of earnings to fixed charges and book value per share information, the sections of the Offering Circular entitled "Summary Selected Consolidated Financial Data" and "Certain Pro Forma Financial Information" are hereby incorporated herein by reference.

     (b) Reference is made to the section of the Offering Circular entitled "Certain Pro Forma Financial Information," which section is hereby incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) As disclosed in the Offering Circular, the Company's executive officers and directors have advised the Company that they will not tender any shares of Common Stock in connection with the Exchange Offer.

     (b) Not applicable.

     (c) See "Risk Factors - Marginability" in the Offering Circular, which is hereby incorporated herein by reference in its entirety.

     (d) None.

     (e) Additional information with respect to the Exchange Offer and related matters is included in the Offering Circular, which is hereby incorporated herein by reference in its entirety.

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

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offering Circular, dated November 20, 1998.

        (2) Form of Letter of Transmittal.

        (3) Form of Notice of Guaranteed Delivery.

        (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated November 20, 1998.

        (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated November 20, 1998.

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UGLY DUCKLING CORPORATION
                                          A Delaware corporation
Dated: November 20, 1998

                                          By /s/ ERNEST C. GARCIA, II
                                            ------------------------------------
                                               Ernest C. Garcia, II
                                             Chairman of the Board and
                                             Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
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
    (1)       Offering Circular dated November 20, 1998
    (2)       Form of Letter of Transmittal
    (3)       Form of Notice of Guaranteed Delivery
    (4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees dated November 20, 1998
    (5)       Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and other Nominees dated
              November 20, 1998
    (6)       Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9

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